1585 Broadway New York, NY 10036-8299 Telephone 212.969.3000 Fax 212.969.2900	NEW YORK LOS ANGELES BOSTON BOCA RATON NEWARK NEW ORLEANS PARIS

Peter Fass, Esq. Direct Dial 212.969.3000 pfass@proskauer.com

January 11, 2007

VIA ELECTRONIC SUBMISSION

Mr. Michael McTiernan
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 04-09

Re:	Lightstone Value Plus Real Estate Investment Trust, Inc.
Form 10-K/A for the year ended December 31, 2005
Filed May 16, 2006
Form 10-Q for the quarter ended September 30, 2006
Filed November 13, 2006
File No. 333-117367

Dear Mr. McTiernan:

Reference is made to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), with respect to the above-referenced amended annual report on Form 10-K/A and quarterly report on Form 10-Q of Lightstone Value Plus Real Estate Investment Trust, Inc. (the “Company” or “Lightstone”), in your letter dated December 18, 2006 (the “Comment Letter”).  On behalf of the Company, we are writing to respond to the Comment Letter.

The headings and numbered paragraphs below correspond to the headings and numbered paragraphs in the Comment Letters. For your convenience, your comments are set forth in italics in this letter, followed by the Company’s responses.

Michael McTiernan, Esq.
U.S. Securities and Exchange Commission
January 11, 2007

Form 10-Q for the quarter ended September 30, 2006

General

1.	On page 48 of your 10-K for the year ended December 31, 2005, you disclosed that you did not have any reportable segments pursuant to SFAS 131. We note that you acquired a retail outlet mall in March 2006 and four apartment communities in July 2006; however, you have not disclosed any segment information. In future filings please include the disclosures required by SFAS 131.

On behalf of the Company, we acknowledge the Staff’s comment and respectfully agree to include in future filings the disclosures required by SFAS 131.

Item 2 - Management Discussion and Analysis of Financial Condition and Results of Operations, page 18

2.	You disclosed in your 8-K/A dated June 8, 2006 that the opening of a competing property across the street from your retail outlet mall located in St. Augustine, Florida resulted in a majority of the major tenants leaving the property before your acquisition of the property. In future filings, please discuss your ability to re-lease the openings, the current occupancy rates of the property, and your expectations for the future. Please see SEC Release No. 33-8350 for reference.

On behalf of the Company, we acknowledge the Staff’s comment and respectfully agree to discuss in future filings, in relation to our St. Augustine property, our ability to re-lease the openings, the current occupancy rates of the property, and our expectations for the future.

Michael McTiernan, Esq.
U.S. Securities and Exchange Commission
January 11, 2007

* * * *

Thank you very much for your prompt review of the Company’s filings. Please call me at (212) 969-3445 should you or any other member of the Staff have any questions or additional comments.

Very truly yours,

/s/ Peter M. Fass

Peter M. Fass

cc:	Mr. David Lichtenstein (Lightstone) Mr. Michael Schurer (Lightstone)